Mark Crone Managing Partner mcrone@cronelawgroup.com Eleanor Osmanoff Partner eosmanoff@cronelawgroup.com

VIA EDGAR

November 1, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attn:	Doris Stacey Gama, Chris Edwards, Christine Torney and Daniel Gordon

Re:	Re: Curanex Pharmaceuticals Inc Registration Statement on Form S-1 Filed October 16, 2024 CIK No. 0002025942

Ladies and Gentlemen:

On behalf of our client, Curanex Pharmaceuticals Inc (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 28, 2024 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is hereby filing with Commission Amendment No. 1 to the Registration Statement (“Amendment #1”). Set forth below are the Company’s responses to the Comment Letter. All references in this response letter include the references to Amendment No. 1. Page references in the text of this response letter correspond to the page numbers stated in the Comment Letter.

Registration Statement on Form S-1

The Offering, page 4

1. We note your response to prior comment 1. Please also clarify in The Offering, Lock-Ups section that your directors, officers and holders that will beneficially own more than 5% of the Company’s outstanding shares of common stock agreed to enter into and execute their lock-up agreements on the date this registration statement on Form S-1 is declared effective by the Commission. Also, please clarify that the lock-up period under these lock-up agreements will be 180 days or 6 months starting on the effective date of this registration statement on Form S-1 rather than up to 6 months.

Response: In response to this Staff’s comment, the Company amended the disclosures in Amendment #1, clarifying and confirming that the lock-up period under these lock-up agreements will be 180 days starting on the effective date of this registration statement on Form S-1.

2. You state that the resale offering is conditioned upon the successful completion of the sale of shares by the company in the underwritten primary offering, which is conditioned on the Nasdaq Capital Market listing. You also state that sales by selling stockholder prior to listing of your shares of common stock on Nasdaq, if any, will be at a fixed price of $5.00 per share. Please reconcile these statements and revise your disclosure accordingly.

Response: In response to this Staff’s comment, the Company revised the statements throughout Amendment #1, deleting the statements that prior to listing of the Company’s shares of common stock on Nasdaq, the Selling Stockholder Shares may be sold at a fixed price of $5.00 per share.

3. We refer to your explanatory note regarding the two alternate prospectuses for the primary and secondary offering. Please provide us an analysis explaining your basis for determining that the secondary offering is eligible to be made under Rule 415(a)(1)(i). In responding, please consider the guidance provided in Compliance Disclosure Interpretations, Securities Act Rules, Question 612.09. In your response, please tell us whether the selling stockholder has business or familial relationships with employees or affiliates of your company.

Response: Using the guidance provided in Compliance Disclosure Interpretations, Securities Act Rules, Question 612.09 and applying the factors referenced therein, the Company determined that the secondary offering is eligible to be made under Rule 415(a)(1)(i) because:

(a)	the Selling Stockholder does not any business or familial relationships with the Company, its employees or affiliates. The only relationship between the Selling Stockholder and the Company is the relationship between an issuer and its stockholder.
(b)	the Selling Stockholder is a not an affiliate; its beneficial ownership of the Company’s equity securities is currently less than 5%, and is anticipated that after the completion of the underwritten primary offering and the secondary offering, the Selling Stockholder will beneficially own less than 1% of the Company’s equity securities;
(c)	the Selling Stockholder acquired all of its 1,946,100 shares of the Company’s common stock on June 17, 2024, upon the closing of the Asset Purchase Agreement among the Company, Duraviva Pharma Inc. (“Duraviva”) and all stockholders of Duraviva, pro rata to its beneficial ownership in Duraviva;
(d)	the Selling Stockholder became the stockholder of Duraviva on December 1, 2023, and received the shares of Duraviva in consideration for the payment of costs for Duraviva’s animals studies. The Selling Stockholder held the shares issued by Duraviva until June 17, 2024, at which time it ceased to be a stockholder of Duraviva and became a stockholder of the Company;
(e)	the Selling Stockholder is not in the business of underwriting securities, and
(f)	under all the circumstances the Selling Stockholder is not acting as a conduit for the Company.

4. We note your disclosure on your resale prospectus cover page and ALT-3 that your selling stockholders may sell their securities through one or more broker-dealers or agents. Please confirm your understanding that the retention by a selling stockholder of a dealer or underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment.

Response: In response to this Staff’s comment, the Company confirms that the retention by a selling stockholder of a dealer or underwriter would constitute a material change to the plan of distribution requiring a post-effective amendment. The Company disclosed in Item 17 – Undertakings (a)(1)(iii) that it undertakes to file a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Please feel free to contact me should you require additional information at (917) 679-5931 or eosmanoff@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eleanor Osmanoff
Eleanor Osmanoff